September 25, 2012

VIA EDGAR FILING

H. Roger Schwall

Assistant Director

Division of Corporate Finance

U.S. Securities and Exchange Commission

Washington, D.C. 20549

RE:	Energen Corporation
Form 10-K for Fiscal Year Ended December 31, 2011
Filed February 27, 2012
File No. 001-07810
Comment Letter Dated August 29, 2012

Dear Mr. Schwall:

Energen Corporation has received your letter dated August 29, 2012, to our Chief Executive Officer, James McManus. We have reviewed your comments and submit the following responses for your consideration:

Form 10-K

Business, page 1

Environmental Matters and Climate Change, page 8

1.

You disclose that there are various proposed law and regulatory changes with the potential to materially impact you, and that such proposals include measures dealing with hydraulic fracturing. You further disclose that due to the uncertain nature of the political and regulatory processes, you are unable to determine whether such proposed laws are reasonably likely to be enacted or if enacted, to determine the magnitude of the potential impact of such laws. However, we note that various states in which you operate, including Texas, have adopted a variety of well construction, set back, or disclosure regulations limiting how drilling can be performed and requiring various degrees of chemical and water usage disclosure for operators that employ hydraulic fracturing. Please explain the degree that you employ hydraulic fracturing on your wells, and to the extent material, disclose the regulatory, financial, or operational risks posed to you by your hydraulic fracturing activities, including the risks posed to you by regulations that have been adopted in states that you operate.

Energen regularly utilizes hydraulic fracturing in its drilling and completion activities. The Company’s first widespread use of hydraulic fracturing occurred during the 1980s when we successfully pioneered the exploration and development of coalbed methane in Alabama’s Black Warrior Basin.

Hydraulic fracturing is a well-established reservoir stimulation technique used throughout the oil and gas industry for more than 60 years. After a well has been drilled, hydraulic fracturing is used during the completion process to form small fractures in the target formation through which the natural gas or oil can flow. The fractures are created when a water-based fluid is pumped at a calculated rate and pressure into the natural gas- or crude oil-bearing rock. The fracture fluid is a mixture composed primarily of water and sand or inert ceramic, sand-like grains; it also contains a small percentage of special purpose chemical additives (which are highly diluted—typically less than 1% by volume) that can vary by project. The carefully designed, millimeter-thick cracks or fractures in the target formation are propped open by the sand, thereby allowing the natural gas or crude oil to flow from tight (low permeability) reservoirs into the well bore.

Various states in which we operate have adopted a variety of well construction, set back, and disclosure regulations limiting how drilling can be performed and requiring various degrees of chemical and water usage disclosure for operators that employ hydraulic fracturing. We are complying with these additional regulations as part of our routine operations and within the normal execution of our business plan. The adoption of additional federal or state regulations, however, could impose significant new costs and challenges. For example, adoption of new hydraulic fracturing permitting requirements could significantly delay or prevent new drilling. Adoption of new regulatory restrictions on the use of hydraulic fracturing could reduce the amount of oil and gas that we are able to recover from our reserves. The degree to which additional oil and gas industry regulation may impact our future operations and results will depend on the extent to which we utilize the regulated activity and whether the geographic locations in which we operate are subject to the new regulation.

In future filings we plan to include the foregoing information in our Part 1, Item 1 discussion of Environmental Matters and Climate Change.

Risk Factors, page 9

2.	Please revise the risk factor captions to identify the precise risk involved in each case, rather than merely using general themes such as “Commodity Prices.”

In future filings we plan to use more descriptive Risk Factor captions as shown below:

Commodity prices for crude oil and natural gas are volatile, and a substantial reduction in commodity prices could adversely affect the Company’s results and the carrying value of its oil and natural gas properties: The Company and its subsidiaries are significantly influenced by commodity prices. Historical markets for natural gas, oil and natural gas liquids have been volatile. Energen Resources’ revenues, operating results, profitability and cash flows depend primarily upon the prices realized for its oil, gas and natural gas liquid production. Additionally, downward commodity price trends may impact expected cash flows from future production and potentially reduce the carrying value of Company-owned oil and natural gas properties. Alagasco’s competitive position and customer demand is significantly influenced by prices for natural gas which are passed-through to customers.

Market conditions or a downgrade in the Company’s credit rating could negatively impact its cost of and ability to access capital for future development and working capital needs: The Company and its subsidiaries rely on access to credit markets. The availability and cost of credit market access is significantly influenced by market events and rating agency evaluations for both lenders and the Company. Market volatility and credit market disruption may severely limit credit availability and issuer credit ratings can change rapidly. Events negatively affecting credit ratings and credit market liquidity could increase borrowing costs or limit availability of funds to the Company.

Energen Resources’ hedging activities may prevent Energen Resources from benefiting fully from price increases and expose Energen Resources to other risks, including counterparty credit risk: Although Energen Resources makes use of futures, swaps, options, collars and fixed-price contracts to mitigate price risk, fluctuations in future oil, gas and natural gas liquids prices could materially affect the Company’s financial position, results of operations and cash flows; furthermore, such risk mitigation activities may cause the Company’s financial position and results of operations to be materially different from results that would have been obtained had such risk mitigation activities not occurred. The effectiveness of such risk mitigation assumes that counterparties maintain satisfactory credit quality. The effectiveness of such risk mitigation also assumes that actual sales volumes will generally meet or exceed the volumes subject to the futures, swaps, options, collars and fixed-price contracts. A substantial failure to meet sales volume targets, whether caused by miscalculations, weather events, natural disaster, accident, mechanical failure, criminal act or otherwise, could leave Energen Resources financially exposed to its counterparties and result in material adverse financial consequences to Energen Resources and the Company. The adverse effect could be increased if the adverse event was widespread enough to move market prices against Energen Resources’ position. In addition, various existing and pending financial reform rules and regulations could have an adverse effect on the ability of Energen Resources to use derivative instruments which could have a material adverse effect on our financial position, results of operations and cash flows.

Alagasco’s hedging activities may adversely affect Alagasco’s financial condition and results of operations should gas supply needs fail to meet projected volumes, and such hedging activities also expose Alagasco to counterparty credit risk:

Similarly, although Alagasco has made use of cash flow derivative commodity instruments to mitigate gas supply cost risk, fluctuations in future gas supply costs could materially affect its financial position and rates to customers. The effectiveness of Alagasco’s risk mitigation assumes that its counterparties in such activities maintain satisfactory credit quality. The effectiveness of such risk mitigation also assumes that Alagasco’s actual gas supply needs will generally meet or exceed the volumes subject to the cash flow derivative commodity instruments. A substantial failure to experience projected gas supply needs, whether caused by miscalculations, weather events, natural disaster, accident, mechanical failure, criminal act or otherwise, could leave Alagasco financially exposed to its counterparties and result in material adverse financial consequences to Alagasco and the Company. The adverse effect could be increased if the adverse event was widespread enough to move market prices against Alagasco’s position. In addition, various existing and pending financial reform rules and regulations could have an adverse effect on the ability of Alagasco to use derivative instruments which could have a material adverse effect on our financial position, results of operations and cash flows.

The Company is exposed to counterparty credit risk as a result of its concentrated customer base: Revenues and related accounts receivable from oil and gas operations primarily are generated from the sale of produced oil, natural gas and natural gas liquids to a small number of energy marketing companies. Such sales are typically made on an unsecured credit basis with payment due the month following delivery. This concentration of sales to a limited number of customers in the energy marketing industry has the potential to affect the Company’s overall exposure to credit risk, either positively or negatively, based on changes in economic, industry or other conditions specific to a single customer or to the energy marketing industry generally. Energen Resources considers the credit quality of its customers and, in certain instances, may require credit assurances such as a deposit, letter of credit or parent guarantee.

The Company’s operations depend upon the use of third party facilities and an interruption of its ability to utilize these facilities may adversely affect its financial condition and results of operations: Energen Resources delivers to and Alagasco is served by third party facilities. These facilities include third party oil and gas gathering, transportation, processing and storage facilities. Energen Resources relies upon such facilities for access to markets for its production. Alagasco relies upon such facilities for access to natural gas supplies. Such facilities are typically limited in number and geographically concentrated. An extended interruption of access to or service from these facilities, whether caused by weather events, natural disaster, accident, mechanical failure, criminal act or otherwise could result in material adverse financial consequences to Energen Resources, Alagasco and the Company.

The Company’s oil and natural gas reserves are estimates, and actual future production may vary significantly and may also be negatively impacted by its inability to invest in production on planned timelines: There are numerous uncertainties inherent in estimating quantities of proved oil and gas reserves and in projecting future rates of production and timing of development expenditures. The total amount or timing of actual future production may vary significantly from reserve and production estimates. In the event Energen Resources is unable to fully invest its planned development, acquisition and exploratory expenditures, future operating revenues, production, and proved reserves could be negatively affected. The drilling of development and exploratory wells can involve significant risks, including those related to timing, success rates and cost overruns, and these risks can be affected by lease and rig availability, complex geology and other factors. Anticipated drilling plans and capital expenditures may also change due to weather, manpower and equipment availability, changing emphasis by management and a variety of other factors which could result in actual drilling and capital expenditures being substantially different than currently planned.

The Company’s operations involve a high degree of operational risk and its insurance policies do not cover all such risks: Inherent in the gas distribution activities of Alagasco and the oil and gas production activities of Energen Resources are a variety of hazards and operation risks, such as leaks, explosions and mechanical problems that could cause substantial financial losses. In addition, these risks could result in loss of human life, significant damage to property, environmental pollution, impairment of operations and substantial losses to the Company. In accordance with customary industry practices, the Company maintains insurance against some, but not all, of these risks and losses. Further, the Company’s insurance retention levels are such that significant events could adversely affect Energen Resources’, Alagasco’s and the Company’s financial position, results of operations and cash flows. The location of pipeline and storage facilities near populated areas, including residential areas, commercial business centers and industrial sites, could increase the level of damages resulting from these risks. The occurrence of any of these events could adversely affect Alagasco’s, Energen Resources’ and the Company’s financial position, results of operations and cash flows.

Alagasco operates in a limited service territory and is therefore subject to concentrated regional risks which may negatively affect Alagasco’s financial condition and results of operations: Alagasco’s utility customers are geographically concentrated in central and north Alabama. Significant economic, weather, natural disaster, criminal act or other events that adversely affect this region could adversely affect Alagasco and the Company.

The Company is subject to numerous federal, state and local laws and regulations that may require significant expenditures or impose significant restrictions on its operations: Energen and Alagasco are subject to extensive federal, state and local regulation which significantly influences operations. Although the Company believes that operations generally comply with applicable laws and regulations, failure to comply could result in the suspension or termination of operations and subject the Company to administrative, civil and criminal penalties. Federal, state and local legislative bodies and agencies frequently exercise their respective authority to adopt new laws and regulations and to amend, modify and interpret existing laws and regulations. Such changes can subject the Company to significant tax or cost increases and can impose significant restrictions and limitations on the Company’s operations.

In accordance with your instructions, the Company acknowledges that the Company is responsible for the adequacy and accuracy of the disclosure in the filing; staff comments or changes to disclosures in response to comments do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call me if you need additional information or clarification.

Sincerely,

/s/ J. David Woodruff
J. David Woodruff
General Counsel and Secretary

cc: Kevin Dougherty via email